FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the Month of September 2010
Commission File Number — 1-15182
DR. REDDY’S LABORATORIES LIMITED
(Name of Registrant)
7-1-27, Ameerpet
Hyderabad, Andhra Pradesh 500 016, India
+91-40-23731946
(Address of Principal Executive Offices)
Indicate by check mark whether registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑         Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐         No ☑
If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b):
Not applicable.

(1)	Press Release, “Dr. Reddy’s Laboratories Limited announces filing of Annual Report on Form 20-F”, September 22, 2010.

Press Release
Dr. Reddy’s Laboratories Ltd. 7-1-27 Ameerpet Hyderabad 500 016 India Tel: 91 40 373 1946 Fax: 91 40 373 1955 www.drreddys.com
Dr. Reddy’s Laboratories Limited announces filing of Annual Report on Form 20-F
September 22, 2010, Hyderabad, India
Dr. Reddy’s Laboratories Limited (NYSE: RDY) today announced that its Annual Report on Form 20-F, containing its annual consolidated financial statements for the fiscal year ended 31 March, 2010 has been filed with the United States Securities and Exchange Commission.
The Annual Report on Form 20-F is also available on Dr. Reddy’s website, www.drreddys.com and can be accessed by selecting ‘SEC filings’ under the ‘Investors’ Section. ADS holders may also obtain a hard copy of the Annual Report on Form 20-F, free of charge, by sending a written request to the Company’s registered office or by sending an e-mail to shares@drreddys.com.
Disclaimer
This press release includes forward-looking statements, as defined in the U.S. Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements on our current expectations and projections about future events. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such factors include, but are not limited to, changes in local and global economic conditions, our ability to successfully implement our strategy, the market acceptance of and demand for our products, our growth and expansion, technological change and our exposure to market risks. By their nature, these expectations and projections are only estimates and could be materially different from actual results in the future.
About Dr. Reddy’s
Established in 1984, Dr. Reddy’s Laboratories (NYSE: RDY) is an emerging global pharmaceutical company. We fulfill our purpose of providing affordable and innovative medicines through three core businesses: Pharmaceutical Services and Active Ingredients, Global Generics and Proprietary Products. Our products are marketed globally, with a focus on India, US, UK, Germany and Russia. www.drreddys.com
CONTACT INFORMATION
Investors and Financial Analysts:
Kedar Upadhye at kedaru@drreddys.com or on +91-40-66834297
Raghavender R at raghavenderr@drreddys.com or on +91-40-66511529
Milan Kalawadia (USA) at mkalawadia@drreddys.com or on +1-9082034931
Media:
S Rajan at rajans@drreddys.com or on +91-40- 66511725

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DR. REDDY’S LABORATORIES LIMITED (Registrant)
	By:	/s/ Sandeep Poddar
Date: October 6, 2010		Name:	Sandeep Poddar
		Title:	Company Secretary

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